Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

September 14, 2006

Amanda McManus

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4561

Washington, D.C. 20549

Re:

Super Luck, Inc.

Amendment No.3 to

Registration Statement on Form SB-2

Filed August 11, 2006

File No.: 333-134008

Dear Ms. McManus:

On behalf of Super Luck, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated August 31, 2006.

Use of Proceeds, page 3

1.

We have reviewed your new disclosure in response to our prior comment number 3; however, we are unable to locate new disclosure in the summary on page 3 indicating that if you raise 30% of the offering proceeds, all proceeds will be used to pay offering expenses.  Please revise or advise.

This disclosure has been added to page 3.

Item 28. Undertakings, page 54

2.

Please include the undertakings required by Item 512(e) and (g) of Regulation S-B.

These undertakings have been added.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.